AllianceBernstein L.P.
1345 Avenue of the Americas

New York, NY 10105

(212) 969-1000

September 20, 2013

VIA EDGAR — FORM DEL AM

U.S. Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549-4561

Attention: Ramin Olson

Re:          Delaying Amendment for AllianceBernstein L.P.
Registration Statement on Form S-4 (File No. 333-191155)

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-4 (File No. 333-191155) (the “Registration Statement”) filed by AllianceBernstein L.P. (the “Registrant”) on September 13, 2013.  Pursuant to Rule 473 under the Securities Act of 1933 (the “Securities Act”), as amended, we hereby file this delaying amendment with respect to the Registration Statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of New York in the State of New York, on September 20, 2013.

No fees are required in connection with this filing.  If you have any questions or comments in connection with this delaying amendment, please contact Nicholas G. Demmo of Wachtell, Lipton, Rosen & Katz at (212) 403-1381.

Sincerely,

/s/ Laurence E. Cranch
Laurence E. Cranch
General Counsel
AllianceBernstein L.P.